File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2002

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F [ X ]  Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes [  ]  No [ X ]

CONTENTS

Documents Attached:

* Press Release dated October 23rd., 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A. DE C.V.

By /s/ Claudio L. Del Valle Cabello
___________________________
Name:  Claudio L. Del Valle Cabello
Title:  Attorney in Fact

Date: October 23rd., 2002

October 23, 2002
Garza Garcia, Nuevo Leon
Mexico

VITRO REPORTS UNAUDITED THIRD QUARTER 2002 RESULTS1

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA)

EBITDA for the quarter increased YoY by 3.6 percent to US$105 million.

Consolidated outstanding debt declined QoQ by US$165 million to US$1,370 million.

Net income for the quarter of US$38 million vs. a net loss of US$59 million for the third quarter of 2001.

Glass Containers posted another solid quarter.

* Consolidated net sales for the quarter, decreased YoY by 1.4 percent to US$600 million. The loss of sales arising from the divestiture of Ampolletas in April of this year accounted for substantially all the YoY decline (89 percent). Stronger sales by Glass Containers partially offset the declines at Flat Glass and Glassware, which were mainly due to adverse market and economic conditions in both Mexico and the United States.

* Improved operating efficiencies, cost saving measures, better capacity utilization and a YoY increase in sales at Glass Containers, contributed to a 3.6 percent YoY increase in EBITDA for the quarter. The positive performance of Glass Containers partially offset the declines in profitability of Flat Glass and Glassware. Flat Glass continued to be affected by a decrease in demand from the non-residential construction and OEM auto segment, pricing pressures and increased costs. In the case of Glassware, profitability declined as a result of a change in the sales mix towards exports, which is less profitable than the retail segment.

* Consolidated EBIT for the quarter improved YoY by 2.1 percent, to US$53 million.

* Consolidated net income for the quarter of US$38 million, from a net loss of US$59 million for the third quarter of 2001. Consolidated net income was benefited by a gain generated from the positive difference in book value vs. the proceeds from the divestiture of Vitromatic. On the other hand, it was negatively affected by a non-cash foreign exchange loss of US$24 million, due to the 2.74 percent depreciation of the peso against the U.S. dollar during this quarter.

* As of September 30, 2002, total outstanding debt was US$1,370 million, a reduction of US$165 million QoQ, which included net decreases mostly arising from the proceeds of the divestiture of Vitromatic (US$133 million) cash in hand and internally generated funds (US$32 million). This reduction does not account for the total debt of Vitromatic, which prior to closing the divestiture amounted US$67.4 million of on-balance sheet debt and US$97.4 of off-balance sheet debt.

1 For analysis purposes, all comments and figures discussed in this announcement are expressed exclusively in nominal dollars

The consolidated financial results, income statement, and cash flows for the nine-month period ended September 30, 2002 and September 30, 2001, account for Vitromatic, S.A. de C. V. as a discontinued operation. All figures provided in this announcement are in accordance with Generally Accepted Accounting Principles in Mexico. All figures are unaudited and are presented in constant Mexican pesos as of September 30, 2002. Dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for each month by the applicable exchange rate as of the end of that month. Certain amounts may not sum due to rounding.

This announcement contains historical information, certain management's expectations and other forward-looking information regarding Vitro, S.A. de C.V. and its Subsidiaries (collectively the "Company"). While the Company believes that these management's expectations and forward looking statements are based on reasonable assumptions, all such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated in this report. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental and business conditions worldwide and in such markets in which the Company does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the growth or reduction of the markets and segments where the Company sells its products, changes in raw material prices, changes in energy prices, particularly gas, changes in the business strategy, and other factors. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not assume any obligation, to and will not update these forward-looking statements. The assumptions, risks and uncertainties relating to the forward-looking statements in this report include those described in the Company's annual report in form 20-F before the U.S. Securities and Exchange Commission, and in the Company's other filings with the Mexican Comisión Nacional Bancaria y de Valores and the U.S. Securities and Exchange Commission.

Vitro, S.A. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in three principal businesses: flat glass, glass containers, and glassware. Its subsidiaries serve multiple product markets, including construction and automotive glass; fiberglass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers; glassware for commercial, industrial and retail uses; plastic and aluminum containers. Vitro also produces raw materials, and equipment and capital goods for industrial use. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in seven countries, located in North, Central and South America, and Europe, and export to more than 70 countries worldwide. For further information, please visit our website at: http://www.vitro.com

Third Quarter 2002 results
Conference Call and Web cast
Thursday, October 24, 2002
9:00AM (New York) EDT - 8:00 A.M. (Monterrey) CDT

A live web cast of the conference call will be available to investors and the media at http://www.vitro.com/ through Friday, November 22, 2002. For inquiries regarding the conference call, please contact Luca Biondolillo of Breakstone & Ruth via telephone at (646) 536-7012 or via email at Lbiondolillo@breakstoneruth.com.

For further information, please contact:

(Investor Relations) Beatriz Martinez Vitro S.A. de C.V. +(52) 81-8863-1258 rcollada@vitro.com	(U.S. agency) Lucia Biondolillo / Susan Borinelli Breakstone & Ruth International (646) 536-7012 / 7018 Lbiondolillo@breakstoneruth.com Sborinelli@breakstoneruth.com	(Media Relations) Albert Chico Vitro, S. A. de C.V. +(52) 81-8863-1335 achico@vitro.com

DETAILED FINANCIAL INFORMATION FOLLOWS:

Consolidated Results

Sales
Consolidated net sales for the third quarter of 2002 declined YoY by 1.4 percent to US$600 million. The divestiture of Ampolletas in April of this year accounted for 89 percent of the YoY decrease. The Glass Containers business unit continued to show the positive results of its strategy to enter into niche specialty products markets within segments such as wine & liquor, soft drinks and food. In addition, the beer segment continued to perform better than the general economic trend. Excluding sales at Ampolletas from the YoY comparison, Glass Containers would have risen by 5.6 percent and consolidated sales would have declined only by 0.3 percent. Ampolletas represented three percent of Glass Containers' sales for last year's quarter and one percent of sales at the consolidated level At Flat Glass, sales were affected by the slower than expected economic recovery in the U.S., especially in the non-residential construction sector, and falling consumer confidence. In addition Flat Glass' sales were affected by lower volume in the Mexican construction and auto OEM markets. At the same time, these declines were partially offset by the increase in the auto replacement market. Sales for the quarter at Glassware were affected YoY by a slower than expected recovery in the Mexican and U.S. economies and a decline in consumer confidence.

Table 1
Total Sales
(Millions)
			YoY%			YoY%
	IIIQ'02	IIIQ'01	Change	9M'02	9M'01	Change
Total Consolidated Sales	600	609	(1.4)	1,768	1,770	(0.1)

Glass Containers	250	244	2.4	736	723	1.8
Flat Glass	284	294	(3.5)	833	844	(1.3)
Glassware	63	67	(6.7)	191	198	(3.7)

Domestic Sales	280	296	(5.6)	841	861	(2.3)
Export Sales	154	149	3.3	453	451	0.5
Foreign Subsidiaries	166	163	2.0	474	458	3.5

% Foreign Currency Sales* / Total Sales	53.4%	51.3%	2.1pp	52.5%	51.4%	1.1pp
% Export Sales / Total Sales	25.6%	24.5%	1.1pp	25.6%	25.5%	0.1pp
* Exports + Foreign Subsidiaries

EBITDA and EBIT
Consolidated EBIT and EBITDA for the quarter increased YoY by 2.1 percent and 3.6 percent respectively. At Glass Containers, EBIT and EBITDA for the quarter continued their positive trend increasing YoY by 76.3 percent and 28.6 percent respectively, as a result of improved operating efficiencies, better capacity utilization and an increase in sales. Flat Glass' EBIT and EBITDA for the quarter decreased due to the continued slowdown of the U.S. and Mexican economies, principally in the non-residential construction sector and the auto OEM segment, pricing pressures in the automotive and export markets and cost increases related to some non-recurrent charges. Glassware's results for the quarter were also affected by the slowdown of the Mexican and U.S. economies, a less attractive sales mix, as YoY a larger percentage of the business unit's sales came from exports, and lower fixed cost absorption as a result of lower capacity utilization.

Table 2
EBIT and EBITDA
(Millions)
			YoY%			YoY%
	IIIQ'02	IIIQ'01	Change	9M'02	9M'01	Change
EBIT	53	52	2.1	169	186	(9.5)
Margin	8.8%	8.5%	0.3 pp	9.5%	10.5%	-1 pp
EBITDA	105	102	3.6	325	340	(4.4)
Margin	17.5%	16.7%	0.8 pp	18.4%	19.2%	-0.8 pp

Total Financing Cost
The Company's total financing cost for the quarter was reduced to US$46 million, representing a 45.9 percent decline YoY. This was mainly due to lower interest expense and foreign exchange losses. Weighted average cost of debt for the quarter was 9.0 percent, compared with 8.8 percent for the same period last year. During the quarter currency swaps for the equivalent to US$200 million were signed in order to better align the currencies profile in which the Company's debt is denominated with its revenue and cost structure.

As mentioned in previous quarters, the Company has entered into currency swap transactions that currently cover a total of US$315 million of debt and derivative transactions that currently cover interest rates for a total of US$711 million.

For the quarter, the Company recorded a US$24 million foreign exchange loss in connection with the 2.74 percent depreciation of the peso over the period. This loss had no impact on the Company's cash position.

Table 3
Total Financing Cost
(Millions)
			YoY%			YoY%
	IIIQ'02	IIIQ'01	Change	9M'02	9M'01	Change
Interest Expense	27	33	(17.7)	88	116	(24.2)
Interest Income	(2)	(1)	260.0	(4)	(2)	66.7
Foreign Exchange Loss (Gain)	24	64	(62.4)	132	(11)	--
Monetary Position (Gain)	(11)	(20)	(46.3)	(49)	(51)	(4.2)
Other Financial Expenses (Net)*	8	9	(19.4)	24	21	13.6
Total Financing Cost	46	86	(46.0)	192	74	160.3
* Net of non related interest products.

Taxes
Tax expenses for the quarter declined mainly due to the exchange losses and a reduction in the deferred income tax, due to amortizations of previous years' net operating losses, mainly in Glass Containers.

Table 4
Taxes and Profit Sharing to Workers
(Millions)
			YoY%			YoY%
	IIIQ'02	IIIQ'01	Change	9M'02	9M'01	Change
Accrued Income Tax	8	9	(20.3)	26	33	(22.0)
Deferred Income Tax	(10)	(29)	(66.6)	(78)	(15)	414.0
Total Income Tax	(2)	(20)	(88.8)	(53)	18	--
Profit Sharing to Workers	2	2	28.2	8	7	1.2
Total Taxes and PSW	0	(18)	--	(45)	25	--

Net Income
For the quarter, the Company posted a consolidated net income of US$38 million compared with a loss of US$59 million for the same period last year. Net income for the quarter reflected the YoY decline in total financing cost and a non-recurring gain of US$39 million in connection with the divestiture of Vitromatic, which was due to the positive difference in book value vs. the actual proceeds received from such divestiture. The non-recurring gain was partially offset by the write-off of US$8 million for certain fixed assets.

Capital Expenditures
During the third quarter, the Company made capital expenditures for a total of US$21 million. Mainly all CAPEX were used for maintenance purposes, and the majority was allocated to Glass Containers. The Company currently expects to invest approximately a total of US$90 million for the full fiscal year, or US$23 million for the fourth quarter. The figure for CAPEX for the full year is lower than what the Company originally expected to invest.

Financial Position

Total outstanding debt on September 30, 2002, was US$1,370 million. This represented a net reduction over the previous quarter of US$165 million, which was achieved by applying to pay down debt most of the net proceeds from the Vitromatic's divestiture, orUS$133 million, in addition to cash on hand and internally generated funds for a total of US$32 million. This reduction does not consider the total debt of Vitromatic, which prior to the closing of the divestiture amounted to US$67.4 million of on-balance sheet debt and US$97.4 of off-balance sheet debt. Continuing with the Company's strategy of strengthening its financial structure, short-term debt decreased QoQ by US$120 million to US$492 million, from US$612 million, thus increasing the average life of the Company's debt to 3.04 years, from 2.9 years for the second quarter of this year. Furthermore, in October of this year the Company issued a medium-term note in pesos, ("Certificados Bursátiles"), for Ps$360 million (approximately US$35 million), which matures on October 2, 2008, to refinance current maturities of long-term market debt. With this operation the debt profile of the Company was further improved, with long-term debt now representing 67 percent of total debt, from 60 percent for the second quarter of this year.

Table 5
Debt Indicators
(Million dollars; except as indicated)
	IIIQ'02	IIQ'02	IQ'02	IVQ'01	IIIQ'01
Interest Coverage
(EBITDA/ Int. Exp.) (LTM)(1) (Times)	3.4	3.2	3.1	2.9	2.8

Leverage
(Total Debt / EBITDA) (LTM)(1) (Times)	3.4	3.8	3.4	3.3	3.4

Total Debt	1,370	1,535	1,513	1,497	1,527
Short-Term Debt(2)	492	612	647	619	454
Long-Term Debt	878	923	866	878	1,073

Currency Mix (%) dlls / Pesos / UDI's	73/26/1	88/11/1	95/4/1	96/3/1	96/3/1
Weighted Average Cost of Debt (%)	8.9	8.6	8.6	9.1	8.8
(1) Last twelve months.
(2) Short term debt includes current maturities of long-term debt.

Debt Profile as of September 30, 2002

* Average life of debt of 3.04 years.
* 62 percent of debt maturing in the period October 2002 - September 2003, or approximately US$304 million, was related to trade finance.
* The Company contracted a cap transaction of US$350 million, which allows it to benefit from the current low interest rates, to offset a potential increase in interest rates. Considering such cap transaction the rate profile of the Company's debt is 78 percent fixed rate and 22 percent floating rate.

Cash Flow
Net free cash flow for the quarter was US$28 million, representing a 49.7 percent YoY decline. During the quarter, an US$18 million increase in working capital that affected free cash flow was only partially offset by the US$5 million decline in interest expense for the period. Working capital investments for the quarter were mostly related to increases in inventory levels at all businesses. These increases were due: in Glass Containers, to the expected pick up in demand; in Glassware, to seasonality of the business, and in Flat Glass, to the build up of inventories because of the expected refurbishing of one of the furnaces of the business unit to begin in early 2003. Dividends paid for the period corresponded to minority interest from joint venture partners in Flat glass and Glass Containers in Central America.

Table 6
Cash Flow Analysis(1)
(Millions)
			YoY%			YoY%
	IIIQ'02	IIIQ'01	Change	9M'02	9M'01	Change
EBITDA	105	102	3.6	325	340	(4.4)
(-) Net Interest Expense	25	30	(18.2)	99	124	(20.2)
(-) Capex	21	23	(8.3)	67	55	22.4
(+/-) Working Capital	18	(17)	--	76	(33)	--
(-) Dividends	4	-	--	34	42	(19.2)
(-) Cash Taxes paid	10	10	1.7	30	29	0.6
Net Free Cash Flow	28	56	(49.7)	19	123	(84.2)
(1) This statement is a Cash Flow statement and it does not represent a Statement of Changes in Financial Position according with the Mexican GAAP
(2) Includes other financial expenses and products.

Glass Containers
(42 percent of Consolidated Sales)

Sales
Sales for the quarter increased YoY by 2.4 percent, to US$250 million. The increase was achieved despite the divestiture of Ampolletas, which had net sales of US$7.3 million for the third quarter of 2001. Excluding the effect of Ampolletas, sales would have increased by 5.6 percent.

For the quarter, net sales of glass products accounted for approximately 87 percent of the business unit's sales, increasing YoY by 9 percent. Net sales of the non-glass segments (capital goods, soda ash and aluminum cans) for the quarter were flat YoY.

Domestic sales for the quarter benefited by increased volumes in the beer segment due to the business unit's capacity to supply high growth demand on a short notice. For example, the business unit is supporting a major Mexican-based beer producer in its continuous strategy to expand into the U.S. and the Company expects to maintain its participation in its fast growing market. Also, the business unit continued to benefit from increased sales in niche markets within its traditional customer base, taking advantage of its flexibility to produce short runs and novelty designs. A sample of such products is the 8-ounce Coca Cola bottle, Jumex's sport -an energy drink-, Bacardí, Añejo & Breezer, Tequila Herradura (antique design), Lala's (major dairy Mexican producer) presentation of sour cream in glass bottles, and the new colorful design of Florida blend by Jugos del Valle.

Given the regional market nature of glass containers and the Company's strategic position within it, Glass Containers was able to take advantage of this growing market, during last two quarters. Currently, there is a 50-million bottle / month deficit in the region that has allowed the business unit to focus on a more attractive sales mix, and to use the excess capacity of its Central American subsidiary.

EBIT and EBITDA
EBIT for the quarter increased YoY, by 76.3 percent to US$31 million. EBIT of glass products accounted for 86 percent of the business unit's EBIT for the quarter, representing a YoY increase of 71 percent. The EBIT improvement was mainly due to improved operating efficiencies, better capacity utilization and additional sales. For example, through the application of new technologies, the net weight of certain bottles has been reduced by approximately 20 percent.

EBIT at Alcali, the raw materials operations, was stable YoY despite a slight decline in sales. Fama, the capital goods company, returned to profitability, by targeting a more diversified client base and closing non-profitable operations, while Vancan, the aluminum can operations, reported lower EBIT as a result of a decline in prices.

EBITDA for the quarter was US$55 million, reflecting a 28.6 percent YoY increase, mainly due to the factors outlined above.

Table 7
Glass Containers
(Millions)
			YoY%			YoY%
	IIIQ'02	IIIQ'01	Change	9M'02	9M'01	Change
Consolidated Net sales	250	244	2.4	736	723	1.8
Domestic Sales	155	154	0.5	463	452	2.5
Export Sales	63	64	(0.8)	183	193	(5.6)
Foreign Subsidiaries	32	27	21.3	90	77	16.6
EBIT	31	17	76.3	92	70	31.5
EBITDA	55	43	28.6	168	149	12.6

EBIT Margin	12.2%	7.1%	5.1 pp	12.5%	9.7%	2.8 pp
EBITDA Margin	22.2%	17.6%	4.6 pp	22.8%	20.7%	2.1 pp

Glass Containers
Domestic (Millions of Units)	1,064.0	934.7	13.8	3,069.4	2,794.0	9.9
Exports (Millions of Units	263.5	289.1	(8.9)	835.6	930.0	(10.2)
Total	1,327.5	1,223.8	8.5	3,905.0	3,724.0	4.9

Soda Ash (Thousand Tons)	136.8	138.9	(1.5)	403.7	416.4	(3.0)
Aluminium Cans (Millions of Units)	250.3	247.9	1.0	717.9	680.4	5.5

Flat Glass
(47.5 percent of Consolidated Sales)

Sales
During the quarter, sales declined YoY by 3.5 percent, mainly due to a decline on non- residential construction and the OEM auto segment in Mexico and the U.S. However, this was partially compensated by increases in: the auto replacement market in both Mexico and the U.S.; Vitro Cristalglass in Spain, where sales increased YoY by 19.7 percent as the business increased its participation in laminated and tempered glass; and, sales at the fiberglass operations by 7.6 percent as the business was able to meet demand through increased capacity.

Vitro America's sales in the U.S. were affected by excess availability of office space in connection with the decline in business activity, particularly on the West Coast. This sector was also affected by the shortage of insurance availability for corporate buildings due to the need to acquire coverage for terrorist attacks. These resulted in a 17 percent YoY decline for the year in non-residential construction permits. The Company expects this trend to continue for at least another three quarters.

The business unit has experienced YTD stable construction sales in the domestic market, even though sales in that segment were lower YoY for the quarter. This segment is recovering in line with the 1.5 percent improvement in Mexican GDP currently expected for 2002. It is also benefiting from low interest rates and mortgage availability, which is reflected in the positive outlook for both the residential and commercial sectors.

In the auto segment, the business unit was able to partially offset the decline in auto sales to the OEMs in Mexico by focusing on the aftermarket, and by branding products sold to OEMs.

EBITDA and EBIT
Consolidated EBIT for the quarter was US$24 million, representing a YoY decline of 35.3 percent, due in part to lower sales, as described above.

In addition, the cost structure was impacted by certain extraordinary charges related to the write-off of inventories, as well as increased costs of direct and indirect materials, natural gas and freights, this last one due to a shift in sales to export markets. Other factors affecting results were the non-recurrent furnace shutdown caused by a failure in energy supply, that took place in the second quarter, as already mentioned in that quarter's earnings announcement, and that continued to force the unit to buy flat glass from third parties in order to keep serving its clients.

An additional factor contributing to the YoY decline in margins was the change in sales mix towards the less profitable export segment.

On the other side, in the auto segment, the business continued to increase its presence in the more profitable auto replacement market by enhancing the utilization on its own distribution channels to maintain profitability even under the prevailing pricing pressures in the OEM auto segment.

EBITDA for the quarter was US$41 million, a 21.7 percent YoY decrease, resulting from the factors outlined above.

Table 8
Flat Glass
(Millions)
			YoY%			YoY%
	IIIQ'02	IIIQ'01	Change	9M'02	9M'01	Change
Consolidated Net sales	284	294	(3.5)	833	844	(1.3)
Domestic Sales	80	92	(13.5)	239	267	(10.8)
Export Sales	70	65	7.0	210	195	7.7
Foreign Subsidiaries	134	136	(1.8)	384	381	0.8
EBIT	24	37	(35.3)	74	107	(30.9)
EBITDA	41	53	(21.7)	124	154	(19.4)

EBIT Margin	8.5%	12.7%	-4.2 pp	8.9%	12.7%	-3.8 pp
EBITDA Margin	14.6%	18.0%	-3.4 pp	14.9%	18.3%	-3.4 pp

Volumes
Flat Glass (Thousands of Metric Tons)	167.9	172.8	(2.8)	517.9	478.2	8.3
Fiber Glass (Thousands of Metric Tons)	9.3	8.1	14.5	26.4	21.7	21.7

Glassware
(10.5 percent of Consolidated Sales)

Sales

Sales for the quarter at Glassware declined YoY by 6.7 percent to US$63 million. Domestic sales continued to be affected by negative market conditions that have impacted the consumer's confidence vs. last year. The wholesaler consumer segment was down YTD by 10 percent. On the other hand, export sales have increased YoY by 4.4 percent.

To offset the decline in sales, Glassware is working on strategies such as leveraging the on-going service and high quality provided to the customers through its traditional product lines for certain segments, while focusing on product innovation and improved quality in the medium and high end markets. YTD sales of new products represented 12 percent of the business unit's sales.

Sales for the quarter at the plastic segment decreased YoY by US$1.7 million (12.3 percent), mainly due to the slowdown of the Mexican economy, which, as outlined above, has affected consumers' confidence, and a decline in demand for promotional products within the industrial segment.

EBITDA and EBIT
EBIT for the quarter decreased YoY by 52.3 percent to US$5 million. Profitability was affected by a change in the sales mix towards the less profitable export market, where costs are higher than the domestic market, mainly freights and packaging. Other factors affecting margins were the YoY increases in raw materials and maintenance costs, lower capacity utilization, as well as pressure on prices, especially from Asian imports.

EBITDA for the quarter was US$12 million, a YoY decrease of 27.8 percent, resulting from the factors outlined above.

Table 9
Glassware
(Millions)
			YoY%			YoY%
	IIIQ'02	IIIQ'01	Change	9M'02	9M'01	Change
Consolidated Net sales	63	67	(6.7)	191	198	(3.7)
Domestic Sales	42	47	(11.4)	130	136	(4.0)
Export Sales	21	20	4.4	61	63	(3.1)
EBIT	5	10	(52.3)	20	26	(23.3)
EBITDA	12	16	(27.8)	41	45	(9.9)

EBIT Margin	7.5%	14.7%	-7.2 pp	10.4%	13.1%	-2.7 pp
EBITDA Margin	18.7%	24.1%	-5.4 pp	21.4%	22.9%	-1.5 pp

Volumes Glassware
Industrial	23.46%	25.63%		26.76%	29.01%
Retail	48.93%	45.82%		43.48%	39.71%
Wholesale	22.89%	23.52%		24.63%	25.65%
OEM	4.71%	5.02%		5.13%	5.63%

Plastics
Industrial	83.90%	75.20%		83.00%	93.00%
Retail	16.10%	24.80%		17.00%	7.00%

Recent Developments

DEBT REFINANCING

The Company recently issued a medium-term note (Certificados Bursátiles) in the Mexican market for Ps.360 million, maturing on October 2, 2008. Proceeds were used to extend the average life of Vitro's debt profile by replacing current maturities of long-term market debt with long-term maturities. With this operation Vitro continued to focus on its strategy to strengthen the Company's financial position while maintaining a presence in the capital markets. The program and the initial issue was granted a rating of AA-(mex) by Fitch México, S.A. de C.V.

COST RESTRUCTURING EFFORTS

Consistent with the Company's stated strategy of streamlining its cost structure and improving efficiencies, the Company is currently undergoing a downsizing program at the Corporate level. Through this program the Company is reducing its headcount by approximately 110 employees. In line with that, the Company has implemented a new operating structure headed by Jose Domene, Vitro's COO, from a business unit to a functional structure, which is detailed as follows: Flat Glass Operational Vice President, Fernando Flores; Glass Containers and Glassware Operational Vice President, Roberto Rubio; Commercial and Marketing Vice President, Alfonso Gómez Palacio; and International Vice President, Javier Bofarull. Gonzalo Escamez, former Glassware President, decided to leave the Company.The rest of the operational organization remains in place.

AGREEMENT WITH AFG

The Mexican Competition Commission approved the 50 / 50 joint venture for the production of float glass in Mexicali, B.C., Mexico between Vitro Plan, S.A. de C.V., a subsidiary of Vitro, S.A. de C.V. and AFG Industries, Inc. a subsidiary of Asahi Glass Co. Ltd.

CORPORATE GOVERNANCE

The Board of Directors, pursuant to Mexican Law and the most recent Sarbanes-Oxley Act, appointed new members, among the Board, to its Finance, Audit, Compensation and Corporate Governance Committees, and enhanced and increased the authority of every such Committee, in line with the new applicable regulations.

VITRO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30,2002 (IN MILLIONS)

Third Quarter

January - September

INCOME STATEMENT	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars
	2002	2001	% Var.	2002	2001	% Var.	2002	2001	% Var.	2002	2001	% Var.
Consolidated Net Sales	6,075	6,123	(0.8)	600	609	(1.4)	17,630	17,991	(2.0)	1,768	1,770	(0.1)
Cost of Sales	4,327	4,353	(0.6)	427	433	(1.3)	12,404	12,544	(1.1)	1,244	1,234	0.8
Gross Income	1,748	1,769	(1.2)	173	176	(1.6)	5,226	5,447	(4.1)	524	536	(2.2)
SG&A Expenses	1,214	1,248	(2.7)	120	124	(3.2)	3,561	3,566	(0.1)	356	350	1.7
Operating Income	534	521	2.4	53	52	2.1	1,665	1,881	(11.5)	169	186	(9.5)

Interest Expense	353	421	(16.1)	35	43	(17.6)	1,109	1,391	(20.3)	113	138	(18.0)
Interest Income	20	6	229.4	2	1	224.8	44	28	55.9	4	3	58.1
Exchange Loss (Gain)	248	633	(60.8)	24	64	(62.4)	1,317	(101)	--	132	(11)	--
Gain from Monet. Position	109	198	(44.9)	11	20	(46.3)	476	515	(7.6)	49	51	(4.2)
Total Financing Cost	472	849	(44.5)	46	86	(45.9)	1,906	746	155.4	192	74	160.3
Other Income	308	(365)	--	31	(37)	--	51	(753)	--	3	(76)	--
Share in Net Income of Non-Consol. Assoc. Companies	-	-	--	-	-	--	(0)	9	--	(0)	1	--
Inc. bef. Tax & PSW	370	(693)	--	38	(71)	--	(189)	391	--	(20)	37	--
Income Tax and PSW	1	(172)	--	0	(18)	--	(433)	258	--	(45)	25	--
Net Inc. Cont. Opns.	369	(521)	--	38	(53)	--	243	134	82.2	25	12	108.6
Income (loss)of Discont. Oper.	(0)	(53)	(100.0)	(0)	(5)	(100.0)	(117)	120	--	(11)	12	--
Extraordinary Items, Net			--			--			--			--
Net Income	369	(574)	--	38	(59)	--	127	254	(50.0)	14	24	(42.0)
Net Income of Maj. Int.	369	(581)	--	38	(59)	--	50	(72)	--	6	(8)	--
Net Income of Min. Int.	0	7	(94.5)	0	1	(100.0)	77	326	(76.4)	8	32	(74.0)

	LTM
INCOME STATEMENT	Constant Pesos			Nominal Dollars
	2002	2001	% Var.	2002	2001	% Var.
Consolidated Net Sales	23,583	24,004	(1.8)	2,367	2,342	1.1
Cost of Sales	16,727	16,733	(0.0)	1,680	1,632	2.9
Gross Income	6,855	7,272	(5.7)	688	710	(3.1)
SG&A Expenses	4,797	4,757	0.9	480	463	3.6
Operating Income	2,058	2,515	(18.2)	208	247	(15.7)

Interest Expense	1,565	1,975	(20.8)	161	194	(17.2)
Interest Income	49	42	16.6	5	4	20.0
Exchange Loss (Gain)	849	100	748.3	83	8	914.5
Gain from Monet. Position	604	902	(33.1)	62	88	(29.5)
Total Financing Cost	1,760	1,130	55.7	177	110	60.7
Other Income	(9)	(950)	(99.0)	(3)	(95)	(97.0)
Share in Net Income of Non-Consol. Assoc. Companies	0	8	(100.0)	(0)	1	--
Inc. bef. Tax & PSW	289	442	(34.7)	28	42	(32.8)
Income Tax and PSW	(267)	305	--	(28)	30	--
Net Inc. Cont. Opns.	556	137	306.6	57	12	352.0
Income (loss)of Discont. Oper.	(51)	176	--	(4)	17	--
Extraordinary Items, Net			--			--
Net Income	505	312	61.8	52	30	74.2
Net Income of Maj. Int.	282	(142)	--	29	(15)	--
Net Income of Min. Int.	223	454	(50.9)	23	44	(48.0)

BALANCE SHEET	2002	2001	%Var.	2002	2001	%Var.	FINANCIAL INDICATORS	IIIQ'02	IIIQ'01
Cash & Cash Equivalents	1,347	780	72.6	132	77	71.3	Debt/EBITDA (LTM, times)	3.4	3.4
Trade Receivables	2,082	2,085	(0.1)	204	206	(1.3)	EBITDA/Net Int. Exp. (LTM, times)	3.4	2.8
Inventories	3,543	3,342	6.0	346	330	4.9
Other Current Assets	1,400	1,192	17.4	137	117	16.5
Current Assets from Disc. Operations	(0)	985	--	(0)	98	--	Debt/Equity (times)	1.6	1.6
Total Current Assets	8,372	8,385	(0.2)	818	829	(1.3)	Total Liab./Stockh. Equity (times)	2.4	2.5
Inv. in Uncons. Subs.		-	--			--	Curr. Assets/Curr. Liab. (times)	0.9	0.8
Prop., Plant & Equipment	18,274	19,652	(7.0)	1,786	1,959	(8.8)	Sales/Assets (times)	0.8	0.8
Deferred Assets	1,671	1,773	(5.7)	163	175	(6.5)	EPS (Ps$) *	1.34	(2.04)
LT Assets from Disc. Operations	-	3,349	--	-	335	--
Other Long-Term Assets	563	618	(8.8)	55	62	(10.5)	EPADR (US$) *	0.41	(0.62)
Total Assets	28,880	33,777	(14.5)	2,823	3,359	(15.9)	* Based on the weighted average shares outstanding.

Short-Term & Curr. Debt	5,032	4,542	10.8	492	454	8.3	OTHER DATA
Trade Payables	2,470	2,209	11.8	241	220	10.0	# Shares Issued (thousands)	324,000	324,000
Other Current Liabilities	1,847	2,022	(8.6)	181	199	(9.2)
Current Liabilities from Disc. Operations	-	1,572	--	-	155	--	# Average Shares Outstaning
Total Curr. Liab.	9,349	10,344	(9.6)	914	1,028	(11.1)	(thousands)	276,021	285,081
Long-Term Debt	8,986	10,744	(16.4)	878	1,073	(18.2)	Employees	28,271	27,464
Other LT Liabilities	2,025	2,136	(5.2)	198	214	(7.3)
LT Liabilities from Disc. Operations	-	810	--	-	81	--
Total Liabilities	20,360	24,034	(15.3)	1,990	2,396	(16.9)

Restated Capital Stock	7,032	7,032	-	687	687	-
Retained Earnings	(1,163)	(927)	25.4	(114)	(84)	35.2
Minority Interest	2,651	3,638	(27.1)	259	360	(28.0)
Total Shar. Equity	8,520	9,743	(12.6)	833	963	(13.5)

VITRO, S.A. DE C.V. AND SUBSIDIARIES
SEGMENTED INFORMATION
AS OF SEPTEMBER 30,2002 (IN MILLIONS)

	Third Quarter						January - September
	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars
	2002	2001	%	2002	2001	%	2002	2001	%	2002	2001	%
FLAT GLASS
Net Sales	2,894	2,995	-3.4%	285	296	-3.6%	8,443	8,685	-2.8%	842	851	-1.0%
Interd. Sales	19	22	-14.1%	2	2	-15.8%	91	69	31.2%	9	7	35.0%
Con. N. Sales	2,875	2,973	-3.3%	284	294	-3.5%	8,352	8,616	-3.1%	833	844	-1.3%
Expts.	698	639	9.2%	70	65	7.0%	2,048	1,951	5.0%	210	195	7.7%
EBIT	244	373	-34.6%	24	37	-35.3%	736	1,084	-32.2%	74	107	-30.9%
Margin (1)	8.5%	12.6%		8.5%	12.7%		8.8%	12.6%		8.9%	12.7%
EBITDA	418	527	-20.8%	41	53	-21.7%	1,229	1,555	-21.0%	124	154	-19.4%
Margin (1)	14.5%	17.7%		14.6%	18.0%		14.7%	18.1%		14.9%	18.3%

Flat Glass Volumes (Thousand Tons)
Const + Auto				168	173	-2.8%				518	478	8.3%
Fiberglass (Thousand Tons)				9.3	8.1	14.5%				26.4	21.7	21.7%

GLASS CONTAINERS
Net Sales	2,551	2,465	3.5%	252	246	2.7%	7,358	7,379	-0.3%	740	728	1.7%
Interd. Sales	22	15	49.2%	2	2	44.9%	45	54	-18.0%	5	5	-17.3%
Con. N. Sales	2,529	2,450	3.2%	250	244	2.4%	7,313	7,324	-0.1%	736	723	1.8%
Expts.	647	660	-1.9%	63	64	-0.8%	1,875	2,009	-6.7%	183	193	-5.6%
EBIT	307	173	77.5%	31	17	76.3%	909	706	28.7%	92	70	31.5%
Margin (1)	12.2%	7.1%		12.2%	7.1%		12.4%	9.6%		12.5%	9.7%
EBITDA	557	428	30.3%	55	43	28.6%	1,652	1,501	10.1%	168	149	12.6%
Margin (1)	22.0%	17.4%		22.2%	17.6%		22.6%	20.5%		22.8%	20.7%

Glass containers volumes(MM Pieces)
Domestic				1,064.0	934.7	13.8%				3,069.4	2,794.0	9.9%
Exports				263.5	289.1	-8.9%				835.6	930.0	-10.2%
Total:Dom.+Exp.				1,327.5	1,223.8	8.5%				3,905.0	3,724.0	4.9%

Soda Ash (Thousand Tons)				136.8	138.9	-1.5%				403.7	416.4	-3.0%
Aluminum Cans (MM Pieces)				250.3	247.9	1.0%				717.9	680.4	5.5%

GLASSWARE
Net Sales	636	675	-5.9%	63	68	-7.4%	1,905	2,027	-6.0%	193	202	-4.0%
Interd. Sales	3	8	-66.7%	0	1	-67.3%	23	31	-25.8%	2	3	-23.3%
Con. N. Sales	633	668	-5.2%	63	67	-6.7%	1,882	1,996	-5.7%	191	198	-3.7%
Expts.	213	206	3.6%	21	20	4.4%	606	641	-5.4%	61	63	-3.1%
EBIT	48	99	-51.3%	5	10	-52.3%	198	262	-24.3%	20	26	-23.3%
Margin (1)	7.6%	14.8%		7.5%	14.7%		10.5%	13.1%		10.4%	13.1%
EBITDA	118	161	-26.5%	12	16	-27.8%	402	456	-11.7%	41	45	-9.9%
Margin (1)	18.7%	24.1%		18.7%	24.1%		21.4%	22.8%		21.4%	22.9%

GLASSWARE (Sales Mix %)
Retail				23.5%	25.6%					26.8%	29.0%
Industrial				48.9%	45.8%					43.5%	39.7%
Wholesale				22.9%	23.5%					24.6%	25.7%
OEM				4.7%	5.0%					5.1%	5.6%

PLASTICS (Sales Mix %)
Retail				83.9%	75.2%					83.0%	93.0%
Industrial				16.1%	24.8%					17.0%	7.0%

CONSOLIDATED (2)
Net Sales	6,146	6,178	-0.5%	607	614	-1.1%	17,849	18,178	-1.8%	1,790	1,789	0.1%
Interd. Sales	71	55	29.4%	7	6	26.4%	219	187	17.0%	22	19	17.0%
Con. N. Sales	6,075	6,123	-0.8%	600	609	-1.4%	17,630	17,991	-2.0%	1,768	1,770	-0.1%
Expts.	1,558	1,504	3.6%	154	149	3.3%	4,529	4,602	-1.6%	453	451	0.5%
EBIT	534	521	2.4%	53	52	2.1%	1,665	1,881	-11.5%	169	186	-9.5%
Margin (1)	8.8%	8.5%		8.8%	8.5%		9.4%	10.5%		9.5%	10.5%
EBITDA	1,060	1,013	4.7%	105	102	3.6%	3,197	3,424	-6.6%	325	340	-4.4%
Margin (1)	17.4%	16.5%		17.5%	16.7%		18.1%	19.0%		18.4%	19.2%
(1)EBIT and EBITDA Margins consider Consolidated Net Sales.
(2)Includes corporate companies and other's sales and EBIT.

	LTM
	Constant Pesos			Nominal Dollars
	2002	2001	%	2002	2001	%
FLAT GLASS
Net Sales	11,278	11,499	-1.9%	1,126	1,118	0.7%
Interd. Sales	114	90	26.6%	12	9	31.9%
Con. N. Sales	11,164	11,409	-2.1%	1,114	1,109	0.4%
Expts.	2,673	2,609	2.4%	275	258	6.7%
EBIT	971	1,442	-32.7%	98	142	-30.9%
Margin (1)	8.7%	12.6%		8.8%	12.8%
EBITDA	1,625	2,053	-20.8%	164	202	-18.5%
Margin (1)	14.6%	18.0%		14.8%	18.2%

Flat Glass Volumes (Thousand Tons)
Const + Auto				594	615	-3.4%
Fiberglass (Thousand Tons)				34.1	30.3	12.7%

GLASS CONTAINERS
Net Sales	9,791	9,773	0.2%	986	956	3.2%
Interd. Sales	54	82	-34.8%	5	8	-33.0%
Con. N. Sales	9,738	9,691	0.5%	981	948	3.5%
Expts.	2,448	2,578	-5.0%	238	247	-3.9%
EBIT	1,085	941	15.3%	110	93	18.9%
Margin (1)	11.1%	9.7%		11.2%	9.8%
EBITDA	2,096	1,991	5.2%	213	196	8.8%
Margin (1)	21.5%	20.5%		21.8%	20.7%

Glass containers volumes(MM Pieces)
Domestic				4,005.4	3,633.0	10.3%
Exports				1,089.6	1,199.0	-9.1%
Total:Dom.+Exp.				5,095.0	4,832.0	5.4%

Soda Ash (Thousand Tons)				533.7	559.2	-4.6%
Aluminum Cans (MM Pieces)				967.9	947.7	2.1%

GLASSWARE
Net Sales	2,607	2,879	-9.4%	266	283	-6.1%
Interd. Sales	32	43	-25.2%	3	4	-21.7%
Con. N. Sales	2,575	2,836	-9.2%	262	279	-5.9%
Expts.	784	824	-4.8%	78	84	-6.8%
EBIT	276	400	-31.0%	28	39	-28.9%
Margin (1)	10.7%	14.1%		10.6%	14.1%
EBITDA	544	664	-18.0%	55	65	-15.0%
Margin (1)	21.1%	23.4%		21.2%	23.4%

GLASSWARE (Sales Mix %)
Retail				25.5%	26.5%
Industrial				43.6%	40.9%
Wholesale				26.4%	27.6%
OEM				4.6%	5.0%

PLASTICS (Sales Mix %)
Retail				82.5%	79.2%
Industrial				17.5%	20.8%

CONSOLIDATED (2)
Net Sales	23,853	24,266	-1.7%	2,394	2,368	1.1%
Interd. Sales	270	261	3.5%	26	26	1.4%
Con. N. Sales	23,583	24,004	-1.8%	2,367	2,342	1.1%
Expts.	5,905	6,011	-1.8%	591	589	0.3%
EBIT	2,058	2,515	-18.2%	208	247	-15.7%
Margin (1)	8.7%	10.5%		8.8%	10.5%
EBITDA	4,152	4,551	-8.7%	422	448	-5.7%
Margin (1)	17.6%	19.0%		17.8%	19.1%
(1)EBIT and EBITDA Margins consider Consolidated Net Sales.
(2)Includes corporate companies and other's sales and EBIT.

Link to Exhibits